FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 09, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for February 09, 2006 and incorporated by reference herein is the Registrant’s immediate report dated February 09, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: February 09, 2006

[Free Translation from the Hebrew Language]

BluePhoenix Solutions Ltd.
(the “Company”)

February 9, 2006

Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.
Via the Magna	Via the Magna

Dear sirs,

Re: Immediate Report Regarding the Results of the
Offering pursuant to a Prospectus Dated February 1, 2006

In accordance with the provisions of Section 30 of the Securities Law, 1968 and the Securities Regulations (Notice of the Results of an Offering pursuant to a Prospectus), 1969, the Company hereby announces the results of the offering of convertible notes (series A) pursuant to the prospectus dated February 1, 2006 (the “Prospectus”).

1.	Under the Prospectus, the Company has offered to the public NIS 53,938,000 face amount of convertible notes (series A) of the Company, each NIS 1 par value (the “Notes”) convertible into shares of the Company.

2.	The Notes were offered to the public in 53,938 units, each of NIS 1,000 Notes (the “Units”) through a bidding process with respect to the Unit price.

3.	Institutional investors committed in an early commitment to subscribe for the purchase of 43,150 Units, representing approximately 80% of the Units offered to the public, as described in the Prospectus.

4.	The offering was an underwritten offering, as described in the Prospectus.

5.	The list of subscribers for the Units offered to the public was closed on February 8, 2006 at 3 PM.

6.	The results of the public offering through the bidding process which took place on February 8, 2006, were as follows:

6.1	There were 305 subscriptions, of which 275 were made by the public and 30 were made by institutional investors, for the purchase of an aggregate of 71,751 Units. The over subscription in the offering was 3.6 times.

6.2	The Unit price determined in the bidding process was NIS 980 (the “Set Unit Price”).

6.3	119 subscriptions made by the public to purchase 8,224 Units priced at a lower price than the Set Unit Price, were declined.

6.4	In accordance with the terms of the Prospectus, 53,938 Units were issued.

7.	The aggregate gross proceeds to the Company from the offering (including the institutional investors) were NIS 52,859,240.

The Company thanks the public for its participation in the offering.

Yours sincerely,

Iris Yahal, Chief Financial Officer
BluePhoenix Solutions Ltd.